787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 2, 2022

VIA EDGAR

David Manion

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Utilities, Infrastructure & Power Opportunities Trust

(Securities Act File No. 333-262272, Investment Company Act File No. 811-22606)

Response to Staff Comments

Dear Mr. Manion and Mr. Orlic:

On behalf of BlackRock Utilities, Infrastructure & Power Opportunities Trust (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on February 8, 2022 and February 22, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Trust filed on January 21, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Accounting Staff Comments

Comment No. 1:

Prospectus—Repurchase of Common Shares—Common Stock Repurchase Program. Please correct the reference to “November 30, 2022” in the following portion of the second sentence of this subsection: “. . . up to 5% of its shares outstanding as of November 30, 2022 . . . .”

NEW YORK     WASHINGTON     HOUSTON     PALO ALTO     SAN FRANCISCO     CHICAGO     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

March 2, 2022

Response:	The aforementioned reference will be corrected to “November 30, 2021” in the Amendment.

Disclosure Staff Comments

Comment No. 2:

Prospectus—Summary of Trust Expenses. In regard to footnote number 4, confirm to the Staff that the Fee Waiver Agreement’s term will be at least one year from the effective date of the Registration Statement and update the expiration date accordingly.

Response:	The Trust confirms that the above-referenced Fee Waiver Agreement will remain in force through at least June 30, 2023 and will update the term in the Amendment accordingly.

Comment No. 3:	Part C. Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

Response:	A draft of the legal opinion to be filed with the Amendment was provided to the Staff via email on March 1, 2022.

Comment No. 4:	Part C. Please revise Item 34 (“Undertakings”) of the Part C to conform fully to the relevant portions of Form N-2.

Response:	The requested changes will be made in the Amendment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP